Exhibit 99.1

[Form]

THE SECURITIES REPRESENTED BY THIS WARRANT AND THE SECURITIES ISSUABLE UPON VESTING HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY STATE SECURITIES OR “BLUE SKY” LAWS, AND HAVE BEEN ISSUED IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (II) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (III) IN A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

THE SECURITIES REPRESENTED HEREBY ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT. THE HOLDER OF THESE SECURITIES ACKNOWLEDGES THAT THESE SECURITIES MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH HEREIN AND IN THE AGREEMENTS GOVERNING THIS WARRANT.

FORM WARRANT TO PURCHASE

ORDINARY SHARES

OF

CRITICAL METALS CORP.

Expires: December 31, 2027

No. of Ordinary Shares: [●]

Date of Issuance: November 5, 2026

FOR VALUE RECEIVED, the undersigned, CRITICAL METALS CORP., a company incorporated under the laws of the British Virgin Islands whose registered office is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands (together with its successors and assigns, the “Issuer” and the “Company”), hereby certifies that [●] (the “Holder”) is entitled to receive, upon the satisfaction of the Vesting Condition (as defined herein) and subject to the terms of this Warrant, [●] Ordinary Shares of the Issuer (“Ordinary Shares”), without payment of any further cash exercise price. This Warrant is issued by the Issuer on the Implementation Date (as defined in the Scheme Implementation Deed) as a Bidder Replacement Warrant in replacement of [●] [EUR Class 3 Performance Rights][EUR Class [3/4/5/6] Performance Rights] held by the Holder, pursuant to the terms of the Scheme Implementation Deed and the Security Cancellation Deed, and the consideration for the issue of such Ordinary Shares shall be the cancellation of such [EUR Class 3 Performance Rights][EUR Class [3/4/5/6] Performance Rights] pursuant to the Security Cancellation Deed and the other consideration provided under or in connection with the Scheme Implementation Deed and the Security Cancellation Deed. Capitalized terms used in this Warrant shall have the respective meanings specified in Section 8 hereof.

1. Vesting and Term. This Warrant shall vest automatically, without any action required by the Holder, upon the satisfaction of the Vesting Condition. To result in exercise of this Warrant, the Vesting Condition must be satisfied on or prior to [December 31, 2027] [December 31, 2028] [December 31, 2029] (the “Expiry Date”), being the same expiry date as the [EUR Class 3 Performance Right] [EUR Class [3/4/5/6] Performance Rights] replaced by this Warrant. If the Vesting Condition has not been satisfied on or prior to the Expiry Date, this Warrant shall automatically lapse and be of no further force or effect on the Expiry Date without any action required by either party.

2. Vesting and Issuance of Warrant Shares.

(a) Automatic Vesting. This Warrant shall vest automatically upon the satisfaction of the Vesting Condition. Upon vesting, the Holder shall be entitled to receive the number of Ordinary Shares specified on the face of this Warrant, without any requirement to pay any further cash exercise price, deliver a notice of exercise or take any further action in connection with the vesting of this Warrant or the issue of such Ordinary Shares.

(b) Issuance of Warrant Shares. As soon as reasonably practicable following the satisfaction of the Vesting Condition, and in any event within five (5) Business Days thereof, the Issuer shall (i) deliver written notice to the Holder (a “Vesting Notice”) confirming the satisfaction of the Vesting Condition and specifying the date on which the Vesting Condition was satisfied and the number of Warrant Shares to be issued, and (ii) issue to the Holder the number of Ordinary Shares specified on the face of this Warrant (as adjusted from time to time pursuant to the terms hereof, the “Warrant Shares”), duly authorized, validly issued, fully paid and non-assessable, free from all taxes, liens and charges created by or through the Issuer, subject to any transfer restrictions imposed hereby or any applicable securities laws. The Issuer shall register the Holder in the Issuer’s register of members as the holder of the Warrant Shares. The Issuer shall, as soon as reasonably practicable thereafter, deliver to the Holder a holding statement or confirmation advice in respect of the Warrant Shares so issued. For the avoidance of doubt, the Holder shall not be required to deliver any notice or take any other action in order for the Warrant Shares to be issued upon satisfaction of the Vesting Condition.

(c) Transferability. This Warrant is transferable upon written notice by the transferor to the Issuer describing the manner and terms of such transfer, subject to compliance with applicable securities laws, including United States federal and state securities laws. No transfer of this Warrant or the Warrant Shares shall be effective unless the transferor has provided the Issuer with evidence reasonably satisfactory to the Issuer that such transfer: (i) is covered by an effective registration statement under the Securities Act and complies with all applicable state securities or “blue sky” laws; or (ii) qualifies for an exemption from the registration requirements of the Securities Act and applicable state securities or “blue sky” laws, as supported by (A) an opinion of counsel reasonably satisfactory to the Issuer, (B) reasonable assurances that the transfer may be effected pursuant to Rule 144 under the Securities Act, or (C) such other evidence as the Issuer may reasonably require. Any purported transfer in contravention of this Section shall be null and void. This Warrant shall be transmissible by will or by the laws of descent and distribution, and in such event the Holder’s legal personal representative shall be entitled to exercise the Holder’s rights hereunder.

(d) Compliance with Securities Laws.

(i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the Warrant Shares to be issued upon vesting hereof are being acquired solely for the Holder’s own account and not as a nominee for any other party, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon vesting hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

(ii) Except as provided in paragraph (iii) below, this Warrant and all certificates representing Warrant Shares issued upon vesting hereof shall be stamped or imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS WARRANT AND THE SECURITIES ISSUABLE UPON VESTING HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY STATE SECURITIES OR “BLUE SKY” LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (II) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (III) IN A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

THE SECURITIES REPRESENTED HEREBY ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT. THE HOLDER OF THESE SECURITIES ACKNOWLEDGES THAT THESE SECURITIES MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH HEREIN AND IN THE AGREEMENTS GOVERNING THIS WARRANT.

(iii) Accredited Investor Status. The Holder represents and warrants that it is an “accredited investor” as defined in Regulation D under the Securities Act as of the date of issuance of this Warrant.

(iv) Non-U.S. Person; Regulation S. The Holder represents and warrants that, as of the date of issuance of this Warrant: (i) the Holder is not a “U.S. Person”(as defined in Rule 902(k) of Regulation S under the Securities Act) and is not acquiring this Warrant or the Warrant Shares for the account or benefit of any U.S. Person; (ii) the Holder is located outside the United States (within the meaning of Regulation S) at the time the offer of this Warrant was made to it and at the time the Holder’s order was originated; and (iii) the Holder acknowledges that this Warrant and the Warrant Shares have not been, and will not be, registered under the Securities Act and are being offered and issued in reliance on the exemption from registration provided by Regulation S in an offshore transaction, and the Holder agrees to offer, sell, pledge or otherwise transfer this Warrant and the Warrant Shares only in accordance with the terms of this Warrant, the Security Cancellation Deed and applicable securities laws.

3. Shares Fully Paid; Reservation and Listing of Shares; Covenants.

(a) Shares Fully Paid; Reservation. The Issuer represents, warrants, covenants and agrees that all Warrant Shares which may be issued upon the vesting of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may vest, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon vesting of this Warrant a sufficient number of authorized but unissued Ordinary Shares to satisfy its obligations hereunder.

(b) Registration; Listing. The Warrant Shares are of the same class of the Ordinary Shares of the company listed on NASDAQ. The Issuer shall use its reasonable best endeavours to procure that the Warrant Shares are, upon becoming freely transferable without restriction under applicable United States securities laws, listed and/or eligible for quotation on NASDAQ (subject to removal of any applicable legend in accordance with this Warrant and applicable securities laws), and in any event shall not take any action that would result in the delisting of the Ordinary Shares from NASDAQ.

(c) Covenants. The Issuer shall (i) not amend or modify any provision of the Memorandum and Articles of Association of the Issuer in any manner that would adversely affect the rights of the Holder, (ii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and non-assessable Ordinary Shares, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the vesting of this Warrant, and (iii) use its reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

(d) Loss, Theft, Destruction of Warrant. Upon receipt of evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor representing the right to receive the number of Ordinary Shares remaining available upon vesting of the Warrant which has been lost, stolen, destroyed or mutilated.

(e) Payment of Taxes. The Issuer will pay all transfer and issuance taxes attributable to the preparation, issuance and delivery of this Warrant (and any replacement Warrants) including, without limitation, all documentary and stamp taxes attributable to the initial issuance of the Warrant Shares issuable upon vesting of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Shares or registration of such Warrant Shares in book-entry form, as applicable, in a name other than that of the Holder in respect to which such shares are issued.

4. Adjustment of Warrant Share Number. The number of Warrant Shares issuable upon vesting of this Warrant shall be subject to adjustment from time to time as set forth in this Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

(a) Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale. In the event that the Vesting Condition has not been satisfied prior to the consummation of a merger, consolidation, reorganization, recapitalization, reclassification or other similar transaction (a “Reorganization Transaction”) , so long as the Surviving Corporation is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its Ordinary Shares are listed or quoted on a U.S. national securities exchange, the Surviving Corporation and/or each Person (other than the Issuer) which may be required to deliver any Securities, cash or property upon the vesting of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Reorganization Transaction, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant), and (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this Section 4(a), such Holder shall be entitled to receive, and the Surviving Corporation and/or each such Person shall have similarly delivered to such Holder an opinion of counsel for the Surviving Corporation and/or each such Person, which counsel shall be reasonably satisfactory to such Holder, or in the alternative, a written acknowledgement executed by the President or Chief Financial Officer of the Issuer, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this Section 4(a)) shall be applicable to the Securities, cash or property which the Surviving Corporation and/or each such Person may be required to deliver upon the vesting of this Warrant or the exercise of any rights pursuant hereto. If the Surviving Corporation pursuant to any Reorganization Transaction, merger, consolidation, reorganization, recapitalization or reclassification does not have a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, or the Ordinary Shares (or the equity securities of the Surviving Corporation) are not listed or quoted on a U.S. national securities exchange, then, in lieu of the assumption described above and notwithstanding that the Vesting Condition may not then have been satisfied, upon the consummation of such Reorganization Transaction this Warrant shall be accelerated and the Holder shall be entitled to receive a cash payment equal to the value of this Warrant, as determined in good faith by the Board (taking into account the consideration payable per Ordinary Share in connection with such Reorganization Transaction and the number of Warrant Shares then issuable upon vesting of this Warrant), such payment to be made upon (or as soon as reasonably practicable following) the consummation of such Reorganization Transaction, so that the Holder is not deprived of the economic value of this Warrant as a result of such Reorganization Transaction.

(b) Share Dividends, Subdivisions and Combinations. If at any time the Issuer shall:

(i) make or issue or set a record date for the holders of the Ordinary Shares for the purpose of entitling them to receive a dividend payable in, or other distribution of, Ordinary Shares,

(ii) undertake a division of its outstanding Ordinary Shares into a larger number of Ordinary Shares, or

(iii) undertake a combination of its outstanding Ordinary Shares into a smaller number of Ordinary Shares,

then the number of Ordinary Shares issuable upon vesting of this Warrant immediately after the occurrence of any such event shall be adjusted to equal the number of Ordinary Shares which a record holder of the same number of Ordinary Shares issuable upon vesting of this Warrant immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event.

(c) Certain Other Distributions. If at any time the Issuer shall make or issue or set a record date for the holders of the Ordinary Shares for the purpose of entitling them to receive any dividend or other distribution of:

(i) cash,

(ii) any evidences of its indebtedness, any shares of any class or any other securities or property of any nature whatsoever (other than cash), or

(iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of any class or any other securities or property of any nature whatsoever (other than cash), then the number of Ordinary Shares issuable upon vesting of this Warrant shall be adjusted to equal the product of the number of Ordinary Shares issuable upon vesting of this Warrant immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of Ordinary Shares immediately prior to the ex-date for such event and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one share of Ordinary Shares of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer) of any and all such evidences of indebtedness, shares, other securities or property or warrants or other subscription or purchase rights so distributable. In the event of any reclassification of the Ordinary Shares (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of any other class or classes, this Warrant shall thereafter be exercisable into the kind and number of shares or other securities or property of the Issuer that the Holder would have been entitled to receive if the Holder had held the number of Ordinary Shares then issuable upon vesting of this Warrant immediately prior to such reclassification, and if the outstanding Ordinary Shares shall be changed into a larger or smaller number of Ordinary Shares as a part of such reclassification, such change shall be deemed a division or combination, as the case may be, of the outstanding Ordinary Shares within the meaning of Section 4(b).

(d) Other Provisions applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of Ordinary Shares issuable upon vesting of this Warrant provided for in this Section 4:

(i) [reserved.]

(ii) When Adjustments to Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of Ordinary Shares issuable upon vesting of this Warrant that would otherwise be required may be postponed (except in the case of a subdivision or combination of Ordinary Shares, as provided for in Section 4(b)) up to, but not beyond the date of vesting if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent of the Ordinary Shares issuable upon vesting of this Warrant immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of vesting. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(iii) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Ordinary Shares shall be taken into account to the nearest one hundredth (1/100th) of a share.

(iv) When Adjustment Not Required. If the Issuer shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e) Form of Warrant after Adjustments. The form of this Warrant need not be changed because of any adjustments to the number or kind of Securities issuable upon vesting of this Warrant.

5. Notice of Adjustments. Whenever the Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an “adjustment”), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no further right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

6. Fractional Shares. No fractional Warrant Shares will be issued in connection with the vesting of this Warrant. If the number of Ordinary Shares otherwise issuable upon vesting of this Warrant would include a fraction of an Ordinary Share, the number of Warrant Shares to be issued shall be rounded up to the nearest whole number of Ordinary Shares. Any Ordinary Share issued as a result of such rounding shall constitute a Warrant Share for all purposes of this Warrant and shall be issued credited as fully paid.

7. Definitions. For the purposes of this Warrant, the following terms have the following meanings:

“20-Day VWAP” means the volume weighted average price of Ordinary Shares traded on NASDAQ over the 20 consecutive NASDAQ Trading Days ending on (and including) the relevant date, as shown on Bloomberg (or, if Bloomberg is unavailable, as calculated by reference to such other source as the parties agree in writing).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“ASX” means ASX Limited (ACN 008 624 691) or, where the context requires, the financial market operated by it.

“Board” shall mean the Board of Directors of the Issuer.

“Business Day” means any day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in New York.

“Equity Capital” means and includes (i) any and all ordinary shares, stock or other common or ordinary equity shares, interests, participations or other equivalents of or interests therein (however designated), including, without limitation, shares of preferred or preference shares, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

[“EUR Class 3 Performance Right” means a performance right issued by European Lithium Limited (ACN 141 450 624) (ASX code: EURAJ) which vests upon the volume weighted average price of EUR shares traded on ASX for 20 consecutive ASX trading days exceeding A$0.70, at any time prior to 31 December 2027.]

[“EUR Class 4 Performance Right” means a performance right issued by European Lithium Limited (ACN 141 450 624) (ASX code: EURAJ) which vests upon the volume weighted average price of EUR shares traded on ASX for 20 consecutive ASX trading days exceeding A$0.80, at any time prior to 31 December 2028.]

[“EUR Class 5 Performance Right” means a performance right issued by European Lithium Limited (ACN 141 450 624) (ASX code: EURAJ) which vests upon the volume weighted average price of EUR shares traded on ASX for 20 consecutive ASX trading days exceeding A$0.90, at any time prior to 31 December 2028.]

[“EUR Class 6 Performance Right” means a performance right issued by European Lithium Limited (ACN 141 450 624) (ASX code: EURAJ) which vests upon the volume weighted average price of EUR shares traded on ASX for 20 consecutive ASX trading days exceeding A$1.00, at any time prior to 31 December 2029.]

“Exchange Rate” means the AUD/USD exchange rate published by the Reserve Bank of Australia as the 4.00pm (Sydney time) reference rate on the second NASDAQ Trading Day prior to the Record Date (as defined in the Scheme Implementation Deed).

“Governmental Authority” means any governmental, regulatory or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

“Holders” mean the Persons who shall from time to time own this Warrant or any one or more Warrants issued in replacement hereof in accordance with the terms hereof. The term “Holder” means one of the Holders.

“Implementation Date” has the meaning given to that term in the Scheme Implementation Deed.

“Independent Appraiser” means a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Equity Capital or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

“NASDAQ Trading Day” means a day on which NASDAQ is open for trading.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Per Share Market Value” means on any particular date (a) the last closing bid price per Ordinary Share on such date on a registered national stock exchange on which the Ordinary Shares are then listed, or if there is no such price on such date, then the closing price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Ordinary Shares are not listed or traded then on any registered national stock exchange, the last closing bid price for an Ordinary Share in the over-the-counter market, as reported by the U.S. national securities exchange on which the Ordinary Shares are traded at the close of business on such date, or (c) if the Ordinary Shares are not then publicly traded the fair market value of an Ordinary Share as determined by an Independent Appraiser selected in good faith by the Holder; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any dividends, splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any Ordinary Shares, no consideration shall be given to any restrictions on transfer of the Ordinary Shares imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

“Person” means an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

“Principal Market” means NASDAQ, or any other U.S. national securities exchange on which the Ordinary Shares are traded.

“Scheme Implementation Deed” means the scheme implementation deed between the Issuer and European Lithium Limited (ACN 141 450 624) dated 18 May 2026.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute then in effect.

“Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security. “Security” means one of the Securities.

“Security Cancellation Deed” means the deed entered into between the Issuer and the Holder (and other holders of EUR Performance Rights) pursuant to which the [EUR Class 3 Performance Rights] held by the Holder are cancelled with effect from the Implementation Date in consideration for the issue of this Warrant, as contemplated by the Scheme Implementation Deed.

“Share Scheme Transaction Ratio” means 0.035 Ordinary Shares for every 1 EUR Share held.

“Subsidiary” means any corporation at least 50% of whose outstanding Voting Shares shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

“Surviving Corporation” means (a) the corporation surviving or resulting from any merger, consolidation, reorganization, share exchange or similar corporate transaction involving the Company; (b) the direct or indirect parent company of such surviving corporation; or (c) an entity that acquires all or substantially all of the business and assets of the Company.

“Term” means the period from the Implementation Date to the Expiry Date.

“Trading Day” means a day on which the Ordinary Shares are traded on the Principal Market; provided, however, that in the event that the Ordinary Shares are not listed or quoted as set forth in the foregoing clause, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

“USD Vesting Hurdle” means the EUR Class 3 Performance Right Vesting Hurdle, the EUR Class 4 Performance Right Vesting Hurdle, the EUR Class 5 Performance Right Vesting Hurdle and the EUR Class 6 Performance Right Vesting Hurdle, as the case may be.

“EUR Class 3 Performance Right Vesting Hurdle” means USD$[ ], which is calculated by dividing [A$0.70][A$0.80][A$0.90][A$1.00] by the Share Scheme Transaction Ratio, converted to USD at the Exchange Rate.

“Vesting Condition” means the condition that the 20-Day VWAP of Ordinary Shares on NASDAQ equals or exceeds the applicable USD Vesting Hurdle; provided that in the event of any adjustment to the number of Ordinary Shares issuable upon vesting of this Warrant pursuant to Section 4, the applicable USD Vesting Hurdle shall be proportionally adjusted, as determined in good-faith by the Issuer.

“Voting Shares” means, as applied to the Equity Capital of any corporation, Equity Capital of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Equity Capital having such power only by reason of the happening of a contingency.

“Warrant Share Number” means at any time the aggregate number of Warrant Shares which may at such time be issued upon vesting of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

8. Other Notices. In case at any time:

(a) the Issuer shall make any distributions to the holders of Ordinary Shares; or

(b) the Issuer shall authorize the granting to all holders of its Ordinary Shares of rights to subscribe for or purchase any shares of Equity Capital of any class or other rights; or

(c) there shall be any reclassification of the Equity Capital of the Issuer; or

(d) there shall be any capital reorganization by the Issuer; or

(e) there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer’s property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Equity Capital shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

(f) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Ordinary Shares;

then, in each such case, the Issuer shall, to the extent permitted by law, give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Ordinary Shares of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. To the extent permitted by law, such notice shall be given at least twenty (20) days prior to the action in question and not less than five (5) days prior to the record date or the date on which the Issuer’s transfer books are closed in respect thereto, or, if later, promptly upon public announcement of such event. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Ordinary Shares.

9. Amendment and Waiver. Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder.

10. Governing Law; Jurisdiction. This Warrant shall be governed by the internal laws of the State of New York, without giving effect to the choice of law provisions except Section 5-1401 of the New York General Obligations Law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

All disputes, controversies or claims between the Parties arising out of or in connection with this Warrant (including its existence, validity or termination) which cannot be amicably resolved shall be finally resolved and settled under the Rules of Arbitration of the American Arbitration Association and its affiliate the International Center for Dispute Resolution in New York City. The arbitration tribunal shall be composed of one arbitrator. The arbitration will take place in New York City, New York, and shall be conducted in the English language. The arbitration award shall be final and binding on the Parties.

11. Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be delivered in writing by electronic mail, return receipt requested, properly addressed to the party to receive the same. The email addresses for such communications shall be:

If to the Issuer:	Critical Metals Corp.
712 Fifth Ave, 11th floor
New York, NY 10019
Attn: John Thomas, General Counsel
Email: johnt@criticalmetalscorp.com

With a copy (which shall not constitute notice) to:	Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attn: James Hu; Jonathan Mendes de Oliveira
Email: jjhu@cgsh.com; jmendesdeoliveira@cgsh.com

If to the Holder:	[●]
Attn: [●]
Email: [●]

Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

12. Warrant Agent. The Issuer may, by written notice to each Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing Warrant Shares on the vesting of this Warrant pursuant to Section  2(b) above or replacing this Warrant pursuant to Section 3(d) above, or any of the foregoing, and thereafter any such issuance or replacement, as the case may be, shall be made at such office by such agent.

13. Remedies. The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Issuer, the Holder hereof and (to the extent provided herein) the holders of Warrant Shares issued pursuant hereto, and shall be enforceable by any such Holder or holder of Warrant Shares.

15. Modification and Severability. If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

16. Headings. The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Issuer has executed this Warrant as of the day and year first above written.

CRITICAL METALS CORP.

By:
Name:
Title:

[HOLDER]

By:
Name:

[Signature Page to Warrant]